================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                               (AMENDMENT NO. 42)
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

             MOULTON GOODRUM, JR.                          CHARLES F. RICHARDS, JR.
            BAKER & BOTTS, L.L.P.                         RICHARDS, LAYTON & FINGER
               ONE SHELL PLAZA                                ONE RODNEY SQUARE
          HOUSTON, TEXAS 77002-4995                              P.O. BOX 551
                (713) 229-1234                         WILMINGTON, DELAWARE 19899-0551
                                                                (302) 658-6541

================================================================================

     This Amendment No. 42 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended, originally filed on July 1, 1997 by Pennzoil Company, a Delaware corporation ("Pennzoil" or the "Company"), relating to a tender offer commenced by Resources Newco, Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc. ("UPR"), on June 23, 1997.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:

ITEM 4. THE SOLICITATION OR RECOMMENDATION

        On November 11, 1997, Lehman Brothers Inc. ("Lehman Brothers"), Evercore Group Inc. ("Evercore Group") and J. P. Morgan Securities Inc. ("J.P. Morgan"), financial advisors to the Company, delivered opinions to the effect that, as of such date, the consideration offered to stockholders of the Company pursuant to the Revised UPR Offer is inadequate from a financial point of view. The full text of the opinions of Lehman Brothers, Evercore Group and J.
P. Morgan is included as Exhibits 111, 112 and 113 hereto, respectively.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT
          NO.                          DESCRIPTION
        -------                        -----------

          111 Opinion of Lehman Brothers Inc. dated November 11, 1997 delivered to the Company.

          112 Opinion of Evercore Group Inc. dated November 11, 1997 delivered to the Company.

          113 Opinion of J. P. Morgan Securities Inc. dated November 11, 1997 delivered to the Company.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PENNZOIL COMPANY

Dated: November 13, 1997                 By:     /s/  James L. Pate
                                                      James L. Pate
                                             Chairman of the Board, President
                                               and Chief Executive Officer

                               INDEX TO EXHIBITS


EXHIBIT
  NO.           DESCRIPTION
-------         -----------
  111           Opinion of Lehman Brothers Inc. dated November 11, 1997
                delivered to the Company.

  112 Opinion of Evercore Group Inc. dated November 11, 1997 delivered to the Company.

  113 Opinion of J. P. Morgan Securities Inc. dated November 11, 1997 delivered to the Company.
